UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

APPALACHIAN BANCSHARES, INC.
(Name of Issuer)
Common Stock, $.01 par value
(Title of Class of Securities)
0001019883
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	0001019883

1	NAMES OF REPORTING PERSONS Service Capital Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
** SEE ITEM 4(b).

CUSIP No.	0001019883

1	NAMES OF REPORTING PERSONS Service Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
** SEE ITEM 4(b).

CUSIP No.	0001019883

1	NAMES OF REPORTING PERSONS Genesis Principal Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		00

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
**SEE ITEM 4(b).

CUSIP No.	0001019883

1	NAMES OF REPORTING PERSONS Dory Wiley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizenship

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

CUSIP No.	0001019883
SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Service Capital Partners, LP, a Texas limited partnership (“Service Capital Partners”), Service Capital Advisors, LLC, a Texas limited liability company acting as the general partner of Service Capital Partners (“Service Capital Advisors”), Genesis Principal Partners, LLC (“Genesis Principal Partners”) and Dory Wiley, the principal of each of Service Capital Advisors and Genesis Principal Partners.
This Schedule 13G relates to the common stock, $.01 par value (the “Common Stock”), of Appalachian Bancshares, Inc. (the “Issuer”), owned by 1) Service Capital Partners for the accounts of Service Equity Partners, LP and Service Equity Partners (QP), LP, Texas limited partnerships, for both of which Service Capital Partners is the general partner, and; 2) Genesis Principal Partners for the account of Genesis Bank Fund, LP, a Texas limited partnership.

Item 1(a)	Name of Issuer.

Appalachian Bancshares, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

822 Industrial Boulevard Ellijay, Georgia 30540

Item 2(a)	Name of Person Filing.

Service Capital Partners, Service Capital Advisors, Genesis Principal Partners, and Dory Wiley

Item 2(b)	Address of Principal Business Office or if none, residence.

1700 Pacific Avenue, Suite 2020 Dallas, Texas 75201

Item 2(c)	Citizenship.

Service Capital Partners is a Texas limited partnership, Service Capital Advisors is a Texas limited liability company, Genesis Principal Partners is a Texas limited liability company, and Dory Wiley is the principal of each of Service Capital Advisors and Genesis Principal Partners and is a United States citizen.

Item 2(d)	Title of Class of Securities.

Common Stock

CUSIP No.	0001019883

Item 2(e)	CUSIP Number.

0001019883

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4	Ownership.
(a)	Amount beneficially owned: 0

(b)	Percent of class: 0%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote 0

(ii)	Shared power to vote or to direct the vote 0

(iii)	Sole power to dispose or to direct disposition of 0

(iv)	Shared power to dispose or to direct disposition of 0

Service Equity Partners, LP, Service Equity Partners (QP), LP, and Genesis Bank Fund, LP were the record owners, in aggregate, of the shares of the security being reported. Service Capital Partners is the general partner of each of Service Equity Partners, LP and Service Equity Partners (QP), LP. Service Capital Advisors is the general partner of Service Capital Partners. Genesis Principal Partners is the general partner of Genesis Bank Fund, LP. Dory Wiley is the principal of each of Service Capital Advisors and Genesis Principal Partners. Therefore, Service Capital Partners, Service Capital Advisors, Genesis Principal Partners, and Dory Wiley indirectly had the power to vote and dispose of the shares being reported, and accordingly, may have been deemed the beneficial owners of such shares. The filing of this Schedule 13G shall not be construed as an admission by any of the Reporting Persons, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as to the beneficial ownership of any of the shares Common Stock owned by Service Equity Partners, LP, Service Equity Partners (QP), LP, and Genesis Bank Fund, LP.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company or Control Person.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	0001019883
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 1, 2010

SERVICE CAPITAL PARTNERS, LP Service Capital Advisors, LLC, its general partner
By:
Dory Wiley, Managing Member

SERVICE CAPITAL ADVISORS, LLC
By:
Dory Wiley, Managing Member

GENESIS PRINCIPAL PARTNERS, LLC
By:
Dory Wiley, Managing Member

Dory Wiley

EXHIBITS LIST

Exhibit 1	Joint Filing Agreement	Page 10

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Shares of Common Stock, $.01 par value, of Appalachian Bancshares, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 1, 2010.

SERVICE CAPITAL PARTNERS, LP Service Capital Advisors, LLC, its general partner
By:
Dory Wiley, Managing Member

SERVICE CAPITAL ADVISORS, LLC
By:
Dory Wiley, Managing Member

GENESIS PRINCIPAL PARTNERS, LLC
By:
Dory Wiley, Managing Member

Dory Wiley